Filed by Georgia-Carolina Bancshares, Inc.

     Pursuant to Rule 425 under the Securities Act of 1933

   and deemed filed pursuant to Rule 14a-12

   of the Securities Exchange Act of 1934

         Subject Company: Georgia-Carolina Bancshares, Inc.

   (Registration Statement No. 333-198707)

GEORGIA-CAROLINA BANCSHARES ANNOUNCES

NET INCOME FOR THIRD QUARTER 2014

October 22, 2014

Augusta, Georgia

Georgia-Carolina Bancshares, Inc. (GECR.OB) (the “Company”), parent company of First Bank of Georgia, today announced 2014 third quarter net income of $1,396,000, or $0.38 per diluted common share, for the three months ended September 30, 2014, compared to $843,000, or $0.23 per diluted common share, for the three months ended September 30, 2013. For the year to date period ending September 30, 2014, net income was $3,211,000, or $0.88 per diluted common share, compared to $5,269,000, or $1.47 per diluted common share, for the same period in 2013. During the second quarter of 2014, the Company announced a pending merger with State Bank Financial Corporation, which is anticipated to close in early 2015. Merger related expenses of $794,000 have been incurred for the nine months ended September 30, 2014. Net income excluding the merger expenses was $3,889,000, or $1.07 per diluted earnings per common share for the first nine months of 2014.

Remer Y. Brinson III, President & CEO of the Company, stated “We are pleased to report strong earnings for the first nine months of 2014 and continue to see a return to a more stable economic environment. We have enjoyed strong loan demand over the past four quarters and solid growth in core deposits. However, mortgage originations during the first nine months of 2014 have continued to lag behind originations during the same period last year.”

“The year to date earnings of $3,889,000, excluding merger related expenses, represent a 1.01% return on assets,” Brinson continued.

Georgia-Carolina Bancshares’ Board of Directors declared a quarterly cash dividend of $0.045 per share of common stock payable on November 11, 2014, to shareholders of record as of November 4, 2014.

Georgia-Carolina Bancshares’ common stock is quoted on the OTC Marketplace (OTCQB) under the symbol “GECR”. First Bank of Georgia conducts banking operations through offices in Richmond County (Augusta), Columbia County (Evans and Martinez), and McDuffie County (Thomson), Georgia and operates mortgage origination offices in Augusta and Savannah, Georgia.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which can generally be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates,” “plans” or similar expressions to identify forward-looking statements, and are made on the basis of management’s plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic and market conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes, and other risks and uncertainties described in the Company’s periodic filings with the Securities and Exchange Commission.

Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Therefore, we can give no assurance that the results contemplated in the forward-looking statements will be realized. The inclusion of this forward-looking information should not be construed as a representation by the Company or any person that the future events, plans, or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger transaction, State Bank Financial Corporation (“State Bank”) has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register State Bank’s shares that will be issued to the Company’s shareholders in connection with the transaction. The registration statement includes a preliminary proxy statement of the Company and a preliminary prospectus of State Bank, as well as other relevant documents concerning the proposed transaction. The registration statement and the proxy statement/prospectus related to the proposed transaction contain important information about the Company, State Bank and the proposed transaction and related matters. WE URGE SECURITY HOLDERS TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS) BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may obtain free copies of the documents filed with the SEC by the Company at its website at https://www.firstbankofga.com (which website is not incorporated herein by reference) or by contacting Thomas J. Flournoy by telephone at 706-731-6622. Security holders may also obtain free copies of the documents filed with the SEC by State Bank at its website at http://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404-239-8626.

Participants in this Transaction

The Company, State Bank and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed Merger will be provided in the proxy statement/prospectus described above. Additional information regarding each of the Company’s and State Bank’s respective directors and executive officers, including shareholdings, is included in the Company’s definitive proxy statement for 2014, which was filed with the SEC on April 14, 2014, and State Bank’s definitive proxy statement for 2014, which was filed with the SEC on April 11, 2014. You can obtain free copies of this document from the Company or State Bank, respectively, using the contact information above.

GEORGIA-CAROLINA BANCSHARES, INC.

Consolidated Balance Sheets

(dollars in thousands, except share and per share data)

	September 30,	December 31,
	2014	2013
	(Unaudited)
ASSETS

Cash and due from banks	$26,881	$16,828
Securities available-for-sale	134,019	158,439

Loans	302,976	274,747
Allowance for loan losses	(5,256)	(5,357)
Loans, net	297,720	269,390

Loans held for sale at fair value	29,694	31,298
Bank-owned life insurance	15,284	14,834
Bank premises and fixed assets	9,244	9,512
Accrued interest receivable	1,729	1,854
Other real estate owned, net of allowance	4,738	4,897
Federal Home Loan Bank stock	465	1,606
Deferred tax assets	3,936	5,366
Other assets	1,871	2,474

Total assets	$525,581	$516,498

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits
Non-interest bearing	$84,693	$76,747
Interest-bearing:
NOW accounts	63,106	59,661
Money market accounts	76,908	74,056
Savings	56,777	56,757
Time deposits less than $100,000	51,360	54,859
Time deposits $100,000 or greater	71,818	72,637
Brokered and wholesale deposits	20,661	24,988
Total deposits	425,323	419,705

Federal Home Loan Bank and other borrowings	-	22,200
Repurchase agreements	30,206	12,111
Other liabilities	7,108	5,593

Total liabilities	462,637	459,609

Shareholders' equity
Preferred stock, par value $.001; 1,000,000 shares authorized; none issued	-	-
Common stock, par value $.001; 9,000,000 shares authorized; 3,596,046 and 3,572,204 shares issued and outstanding	4	4
Additional paid-in-capital	16,532	16,192
Retained earnings	47,484	44,758
Accumulated other comprehensive income/(loss)	(1,076)	(4,065)
Total shareholders' equity	62,944	56,889
Total liabilities and shareholders' equity	$525,581	$516,498

GEORGIA-CAROLINA BANCSHARES, INC.

Consolidated Statements of Income

(dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Interest income	2014	2013	2014	2013
Interest and fees on loans	$4,177	$3,795	$12,033	$11,465
Interest on taxable securities	549	635	1,793	1,784
Interest on nontaxable securities	148	143	449	386
Interest on Federal funds sold and other interest	6	8	14	42
Total interest income	4,880	4,581	14,289	13,677

Interest expense
Interest on NOW, money market, and savings deposits	127	130	379	422
Interest on time deposits less than $100,000	104	125	323	389
Interest on time deposits $100,000 or greater	143	169	434	509
Interest on brokered and wholesale deposits	48	84	157	292
Interest on funds purchased and other borrowings	22	4	62	14
Total interest expense	444	512	1,355	1,626

Net interest income	4,436	4,069	12,934	12,051

Provision for loan losses	(146)	15	(797)	(1,787)

Net interest income after provision for loan losses	4,582	4,054	13,731	13,838

Non-interest income
Service charges on deposits	367	414	1,060	1,174
Mortgage banking activities	1,972	1,765	5,218	6,462
Gain on sale of other real estate	4	22	78	181
Gains on sale of securities	2	-	53	91
Other income/loss	1,224	503	2,099	2,386
Total non-interest income	3,569	2,704	8,508	10,294

Non-interest expense
Salaries and employee benefits	3,434	3,299	10,086	9,664
Occupancy expenses	395	387	1,170	1,122
Other real estate expenses	287	351	665	1,053
Other expenses	1,713	1,596	5,532	4,875
Total non-interest expense	5,829	5,633	17,453	16,714

Income before income taxes	2,322	1,125	4,786	7,418

Income tax expense	926	282	1,575	2,149

Net income	$1,396	$843	$3,211	$5,269

Net income per share of common stock
Basic	$0.39	$0.24	$0.89	$1.48
Diluted	$0.38	$0.23	$0.88	$1.47

Dividends per share of common stock	$0.045	$0.045	$0.135	$0.130